Mail Stop 3561

April 14, 2009

<u>Via U.S. Mail</u>

Mr. Douglas Lentz
Chief Executive Officer
Inn of the Mountain Gods Resort and Casino
287 Carrizo Canyon Road
Mescalero, NM 88340

> **Re:** **Inn of the Mountain Gods Resort and Casino**
> **Form 10-K for the year ended April 30, 2008**
> **Filed July 24, 2008**
> **File No. 333-113140**

Dear Mr. Lentz:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief